Exhibit 4.15

Dated: 30 September 2021

EURODRY LTD.

as Guarantor

and

NATIONAL BANK OF GREECE S.A.

as Lender

GUARANTEE

relating to
a Loan Agreement dated        2021

Index

Clause		Page

1	Interpretation	1
2	guarantee	3
3	Liability as Principal and Independent Debtor	4
4	Expenses	4
5	Adjustment of Transactions	5
6	Payments	5
7	Interest	6
8	Subordination	6
9	enforcement	7
10	Representations and Warranties	7
11	Undertakings	10
12	Judgements and Currency Indemnity	13
13	Set-Off	13
14	Supplemental	13
15	assignment	14
16	Bail-in	15
17	Notices	15
18	Invalidity of Loan Agreement	16
19	Governing Law and Jurisdiction	16

Execution

Execution Page		20

THIS GUARANTEE is made on                                           September 2021

PARTIES

(1)

EURODRY LTD., a company incorporated and existing under the laws of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as Guarantor (the "Guarantor")

(2)	NATIONAL BANK OF GREECE S.A., acting through its branch at 2 Bouboulinas Street and Akti Miaouli, Piraeus 185 35, Greece (the "Lender", which expression includes its successors and assigns)

BACKGROUND

(A)

By a term loan agreement dated                    September 2021 (the "Loan Agreement") and made between (i) Light Shipping Ltd and Good Heart Shipping Ltd as joint and several borrowers (the "Borrowers") and (ii) the Lender, it was agreed that the Lender would make available to the Borrowers a loan facility of (originally) up to US$22,000,000.

(B)

The execution and delivery to the Lender of this Guarantee (which is the Guarantee referred to in the Loan Agreement) is one of the conditions precedent to the availability of the facility under the Loan Agreement.

OPERATIVE PROVISIONS

1	INTERPRETATION

1.1	Defined expressions

Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Guarantee unless the context otherwise requires.

1.2	Construction of certain terms

In this Guarantee:

"Accounting Period" means (a) each financial year of the Guarantor and (b) each consecutive semi-annual period during the Security Period ending on 31 December and 30 June of each financial year for which the Guarantor must provide financial statements pursuant to Clause 11.3(a) and (b) of this Guarantee;

"Applicable Accounts" means, as at the date of calculation or, as the case may be, in respect of an Accounting Period, the annual audited or semi-annual unaudited (as the case may be), consolidated financial statements the Guarantor is obliged to deliver to the Lender pursuant to Clause 11.3(a) and (b) of this Guarantee;

"Article 55 BRRD" means Article 55 of Directive 2014/59/EU establishing framework for the recovery and resolution of the credit institutions and investment firms;

"Bail-In Action" means the exercise of any Write-down and Conversion Powers;

"Bail-In Legislation" means:

(a)

in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)

in relation to any state, other than such an EEA Member Country, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

"bankruptcy" includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country;

"Cash" shall have the meaning given to such term in the latest Applicable Accounts (free of any Security Interests other than in favour of the lenders of the Group);

"EEA Member Country" means any member state of the European Union, Iceland, Liechtenstein and Norway;

"EU Bail-In Legislation Schedule" means the document described as such and published by the Loan Market Association (or any successor person) from time to time;

"Financial Year" means, in relation to each of the Borrowers, the Guarantor and the Group, each period of 1 year commencing on 1 January in respect of which their individual or, as the case may be, consolidated accounts are or ought to be prepared;

"Fleet Vessels" means all of the vessels from time to time owned by any member of the Group or otherwise beneficially owned by the Guarantor (each a "Fleet Vessel");

"Fleet Book Value" means, at the end of a relevant period, the aggregate book value of the Fleet Vessels less depreciation as stated in the most recent financial statements of the Group delivered pursuant to clause 10.6 of the Loan Agreement and Clause 11.3 of this Guarantee;

"Fleet Market Value" means, at the date of calculation, the aggregate of the Market Values of the Fleet Vessels;

"Group" means together, the Borrowers, the Guarantor and all consolidated subsidiaries of the Guarantor from time to time and "member of the Group" shall be construed accordingly;

"Leverage Ratio" means, at any relevant time, the ratio of:

(a)	the Total Liabilities; to

(b)	the Market Value Adjusted Total Assets;

"Loan Agreement" means the loan agreement dated September 2021 (referred to in Recital (A) and includes any existing or future amendments or supplements, whether made with the Guarantor's consent or otherwise);

"Market Value" means, in relation to each Fleet Vessel, the market value thereof as obtained by the Guarantor for purposes of the Applicable Accounts;

"Market Value Adjusted Total Assets" means at any relevant time the Total Assets as adjusted by replacing the Fleet Book Value with the Fleet Market Value;

"Market Value Adjusted Net Worth" means at any relevant time the amount obtained by deducting from the Market Value Adjusted Total Assets the amount of the Total Liabilities;

"Resolution Authority" means any body which has authority to exercise any Write-down and Conversion Powers;

"RMI Regulations" means the Republic of the Marshall Islands Economic Substance Regulations 2018 (as amended from time to time);

"Total Assets" means at any relevant time the total assets (including Cash and cash equivalents) of the Group as stated in the most recent Applicable Accounts of the Group;

"Total Liabilities" means at any relevant time the total liabilities of the Group as stated in the most recent Applicable Accounts of the Group; and

"Write-down and Conversion Powers" means:

(a)

in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation:

(i)

any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation.

1.3	Application of construction and interpretation provisions of Loan Agreement

Clauses 1.2 to 1.6 of the Loan Agreement apply, with any necessary modifications, to this Guarantee.

1.4	Inconsistency between Loan Agreement provisions and this Guarantee

This Guarantee shall be read together with the Loan Agreement, but in case of any conflict between the Loan Agreement and this Guarantee, the provisions of the Loan Agreement shall prevail

2	GUARANTEE

2.1	Guarantee and indemnity

The Guarantor unconditionally and irrevocably:

(a)	guarantees the due payment of all amounts payable by the Borrowers under or in connection with the Loan Agreement and every other Finance Document;

(b)	undertakes to pay to the Lender, on the Lender’s demand, any such amount which is not paid by the Borrowers when due and payable under or in connection with any Finance Document;

(c)

fully indemnifies the Lender on its demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Lender as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Lender would otherwise have been entitled to recover.

2.2	No limit on number of demands

The Lender may serve more than one demand under Clause 2.1.

2.3	Release of this Guarantee

The Lender agrees that it shall release the Guarantor from its obligations under this Guarantee at the end of the Security Period and once all amounts which are due and payable under the Loan Agreement and the Finance Documents have been duly paid.

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR

3.1	Principal and independent debtor

The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2	Waiver of rights and defences

Without limiting the generality of Clause 3.1, the Guarantor shall neither be discharged by, nor have any claim against the Lender in respect of:

(a)	any amendment or supplement being made to the Finance Documents;

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents;

(c)	any release or loss (even though negligent) of any right or Security Interest created by the Finance Documents;

(d)

any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

4	EXPENSES

4.1	Costs of preservation of rights, enforcement etc.

The Guarantor shall pay to the Lender on its demand the amount of all expenses incurred by the Lender in connection with any matter arising out of this Guarantee or any Security Interest connected with it, including, without limitation, any advice, claim or proceedings relating to this Guarantee or such a Security Interest.

4.2	Fees and expenses payable under Loan Agreement

Clause 4.1 is without prejudice to the Guarantor's liabilities in respect of the Borrowers’ obligations under clause 19 of the Loan Agreement (fees and expenses) and under similar provisions of other Finance Documents.

5	ADJUSTMENT OF TRANSACTIONS

5.1	Reinstatement of obligation to pay

The Guarantor shall pay to the Lender on its demand any amount which the Lender is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of any Borrower or of another Security Party (or similar person) on the ground that the Loan Agreement or any other Finance Document, or a payment by any Borrower or of another Security Party, was invalid or on any similar ground.

6	PAYMENTS

6.1	Method of payments

Any amount due under this Guarantee shall be paid:

(a)	in immediately available funds;

(b)	to such account as the Lender may from time to time notify to the Guarantor;

(c)	without any form of set‑off, cross‑claim or condition; and

(d)	free and clear of any tax deduction except a tax deduction which the Guarantor is required by law to make.

6.2	Grossing-up for taxes

If the Guarantor is required by law to make a tax deduction, the amount due to the Lender shall be increased by the amount necessary to ensure that the Lender receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.

6.3	Indemnity and evidence of payment of taxes

The Guarantor shall fully indemnify the Lender in respect of all claims, expenses, liabilities and losses incurred by the Lender by reason of any failure of the Guarantor to make any tax deduction or by reason of any increased payment not being made on the due date for such payment in accordance with Clause 6.2. Within 30 days after making any tax deduction, that Guarantor shall deliver to the Lender any receipts, certificates or other documentary evidence satisfactory to the Lender that the tax had been paid to the appropriate taxation authority.

6.4	Tax Credit

If the Guarantor makes a Tax Payment and the Lender determines that:

(a)	a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was received; and

(b)	the Lender has obtained, utilised and retained that Tax Credit,

the Lender shall pay an amount to the Guarantor which the Lender determines will leave it (after that payment) in the same after-tax position as it would have been in had the Tax Payment not been required to be made by the Guarantor.

In this Clause:

"Tax Credit" means a credit against, relief or remission for, or repayment of any tax.

"Tax Deduction" means a deduction or withholding for or on account of tax from a payment under a Finance Document.

"Tax Payment" means either the increase in a payment made by the Guarantor to the Lender under Clause 6.2 (Grossing-up for taxes) or a payment under Clause 6.3 (Indemnity and evidence of payment of taxes).

Unless a contrary indication appears, in this Clause 6.4 (Tax Credit) reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

7	INTEREST

7.1	Accrual of interest

Any amount due under this Guarantee shall carry interest after the date on which the Lender demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Loan Agreement.

7.2	Calculation of interest

Interest under this Guarantee shall be calculated and accrue in the same way as interest under clause 5 of the Loan Agreement.

7.3	Guarantee extends to interest payable under Loan Agreement

For the avoidance of doubt, it is confirmed that this Guarantee covers all interest payable under the Loan Agreement, including that payable under clause 6 of the Loan Agreement.

8	SUBORDINATION

8.1	Subordination of rights of Guarantor

All rights which the Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against the Borrowers, any other Security Party or their respective assets, shall be fully subordinated to the rights of the Lender under the Finance Documents; and in particular the Guarantor shall not:

(a)

demand or accept repayment of any amounts due to the Guarantor by the Borrowers under any existing or future loans to the Borrowers or any guarantee granted or to be granted in respect of the Borrowers' obligations;

(b)

claim, or in a bankruptcy of a Borrower or any other Security Party prove for, any amount payable to the Guarantor by that Borrower or any other Security Party, whether in respect of this Guarantee or any other transaction;

(c)	take or enforce any Security Interest for any such amount;

(d)	claim to set-off any such amount against any amount payable by the Guarantor to the Borrowers or any other Security Party; or

(e)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by the Lender under a Finance Document,

Provided that, for the avoidance of doubt, nothing in this Clause 8.1 shall prohibit or restrict intercompany payments between the Guarantor and the Borrowers to settle any operational expenses (including dry docking costs/accruals and administrative costs) of the Borrowers and/or the Ships.

9	ENFORCEMENT

9.1	No requirement to commence proceedings against the Borrowers

The Lender will not commence any proceedings under, or enforce any Security Interest created by, the Loan Agreement or any other Finance Document before claiming or commencing proceedings under this Guarantee.

9.2	Conclusive evidence of certain matters

However, as against the Guarantor:

(a)

any judgment or order of a court in England, the Republic of the Marshall Islands, Liberia, and Cyprus or any other Pertinent Jurisdiction in connection with the Loan Agreement or any other Finance Document; and

(b)	any written statement or admission of the Borrowers (absent manifest error) in connection with the Loan Agreement or any other Finance Document,

shall be binding and conclusive as to all matters of fact and law to which it relates.

10	REPRESENTATIONS AND WARRANTIES

10.1	General

The Guarantor represents and warrants to the Lender as follows.

10.2	Status

(a)	The Guarantor is duly incorporated and validly existing and in good standing under the laws of the Marshall Islands.

(b)	The Guarantor is in compliance with the RMI Regulations (as these become applicable from time to time) and shall maintain its compliance with the RMI Regulations.

10.3	Share capital and ownership

At the date of this Guarantee, the Guarantor is authorised to issue two hundred twenty million (220,000,000) registered shares out of which Twenty million (20,000,000) are registered preferred shares). All the registered common shares shall have a par value of three cents each (US$ 0.03) per share and all the registered preferred shares have a par value of one cent each (US$0.01) per share. As of today, the Corporation has issued to date 2.824.287 common shares (including 44.900 unvested incentive stock award shares) and 13606 preferred shares.

10.4	Corporate power

The Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	to execute this Guarantee; and

(b)	to make all the payments contemplated by, and to comply with, this Guarantee.

10.5	Consents in force

All the consents referred to in Clause 10.4 remain in force and nothing has occurred which makes any of them liable to revocation.

10.6	Legal validity

This Guarantee constitutes the Guarantor's legal, valid and binding obligations enforceable against the Guarantor in accordance with its terms subject to any relevant insolvency laws affecting creditors' rights generally.

10.7	No conflicts

The execution by the Guarantor of this Guarantee and its compliance with this Guarantee will not involve or lead to a contravention of:

(a)	any law or regulation in any Pertinent Jurisdiction; or

(b)	the constitutional documents of the Guarantor; or

(c)	any contractual or other obligation or restriction which is binding on the Guarantor or any of its assets.

10.8	No withholding taxes

All payments which the Guarantor is liable to make under this Guarantee may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.9	No default

No Event of Default or Potential Event of Default has occurred and no Event of Default or Potential Event of Default will result from the entry by the Guarantor into this Guarantee.

10.10	Information

All information which has been provided in writing by or on behalf of the Guarantor to the Lender in connection with any Finance Document satisfied the requirements of Clause 11.2 of this Guarantee; all audited accounts and financial statements which have been so provided satisfied the requirements of Clause 11.4 of this Guarantee and are true, correct and not misleading and give a true and fair view of the state of the position of the Guarantor; and there has been no change in the financial position or state of affairs of the Guarantor or the Group from that disclosed in the latest of those accounts which is likely to have a Material Adverse Effect.

10.11	No litigation

No legal or administrative action involving the Guarantor has been commenced or taken or, to the Guarantor's knowledge, is likely to be commenced or taken which would, in either case, be likely to have a Material Adverse Effect.

10.12	Taxes paid

The Guarantor has paid all taxes applicable to, or imposed on or in relation to the Guarantor or its business, if any.

10.13	Provisions of Loan Agreement and other Finance Documents

The Guarantor is fully familiar with and agrees with all provisions of the Loan Agreement and the other Finance Documents.

10.14	No waiver

No oral or written statement has been made to the Guarantor by or on behalf of the Lender or any other person which could be construed as a waiver of any provisions of this Guarantee or a statement of intention not to enforce this Guarantee in accordance with its terms.

10.15	Sanctions

(a)	The Guarantor:

(i)	is not a Prohibited Party;

(ii)	is not owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Party;

(iii)	does not own or control a Prohibited Party;

(iv)	does not have a Prohibited Party serving as a director, officer or, to the best of its knowledge, employee; or

(v)

is not domiciled or incorporated in any of the restricted, embargoed or sanctioned countries according to applicable Sanctions (as that term is defined in the most recent applicable laws and regulations in respect of Sanctions).

(b)

No proceeds of the Loan or any part of the Loan have been made available, directly or indirectly, to or for the benefit of a Prohibited Party nor have they been otherwise directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions.

(c)	The Guarantor is in compliance with all Sanctions.

(d)

No proceeds, funds or benefit from any activity or dealing with a Prohibited Party are used in discharging any obligation due or owing to the Lender or are credited to any bank account held with the Lender (including without limitation, the Earnings Accounts and the Retention Account), and no payment is effected, whether to discharge any obligation due or owing to such party or for any other purpose, through the use of any bank account held with the Lender.

(e)	The Guarantor has supplied to the Lender details of any claim, action, suit, proceeding or investigation against them with respect to Sanctions by any Sanctions Authority.

11	UNDERTAKINGS

11.1	General

The Guarantor undertakes with the Lender to comply with the following provisions of this Clause 11 at all times during the Security Period, except as the Lender may otherwise permit.

11.2	Information provided to be accurate

All financial and other information which is provided in writing by or on behalf of the Guarantor under or in connection with this Guarantee will be true and not misleading and will not omit any material fact or consideration.

11.3	Provision of financial information

The Guarantor will send to the Lender:

(a)

as soon as possible, but in no event later than 120 days after the end of its Financial Year, the consolidated audited annual financial statements of the Guarantor for that Financial Year (commencing with the audited financial statements for the Financial Year ending on 31 December 2021);

(b)

as soon as possible, but in no event later than 90 days after the end of each 6-month period ending on 30 June and 31 December in its Financial Year the semi-annual consolidated unaudited financial statements of the Guarantor, for that 6-month period (commencing with the financial statements for the period ending on 31 December 2021), duly certified as to their correctness by the chief financial officer of the Guarantor; and

(c)	from time to time, and on demand such financial or other information relating to the Borrowers, the Guarantor, the Group and/or a Ship as may be requested by the Lender.

11.4	Form of Financial Statements

All statements (audited and unaudited) delivered under Clause 11.3 will:

(a)	be prepared in accordance with GAAP consistently applied;

(b)	give a true and fair view of the state of affairs of the Guarantor at the date of those accounts and of its profit for the period to which those accounts relate; and

(c)	fully disclose or provide for all significant liabilities of the Guarantor.

11.5	Shareholder notices

The Guarantor will send to the Lender, at the same time as they are despatched, copies of all communications which are despatched to the Guarantor's r creditors or any class of them.

11.6	Consents

The Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Lender of, all consents required:

(a)	for the Guarantor to perform its obligations under this Guarantee; and

(b)	for the validity or enforceability of this Guarantee,

and the Guarantor will comply with the terms of all such consents.

11.7	Notification of litigation

The Guarantor will provide the Lender with details of any legal or administrative action involving the Guarantor or any other member of the Group as soon as such action is instituted or it becomes apparent to the Guarantor that it is likely to be instituted, unless it is clear that such legal or administrative action cannot be considered material in the context of any Finance Document.

11.8	Notification of default

The Guarantor will notify the Lender as soon as the Guarantor becomes aware of:

(a)	the occurrence of an Event of Default or a Potential Event of Default; or

(b)	any matter which indicates that an Event of Default or a Potential Event of Default may have occurred,

and will thereafter keep the Lender fully up-to-date with all developments.

11.9	Maintenance of status

The Guarantor will maintain its separate corporate existence and remain in good standing under the laws of the Marshall Islands.

11.10	Negative pledge

The Guarantor shall procure that no Borrower will, create or permit to arise any Security Interest over any asset present or future except Security Interests created or permitted by the Finance Documents and except for Permitted Security Interests.

11.11	Negative undertaking

The Guarantor will not:

(a)	change the nature of its business; or

provide any form of credit or financial assistance to a person who is directly or indirectly interested in the Guarantor's share or loan capital, or enter into any transaction with or involving such a person or company on terms which are, in any respect, less favourable to the Guarantor than those which it could obtain in a bargain made at arms' length. Any shareholder loans, intercompany loans, affiliate loans and third party loans to the Guarantor shall be fully subordinated to the rights of the Lender under this Agreement and the Finance Documents, on terms satisfactory to the Lender in its sole discretion;

(b)	enter into any form of amalgamation, merger or de-merger (other than with its affiliates) or any form of reconstruction or reorganisation; and

(c)	cause its shares (or any part thereof) to cease to be quoted on NASDAQ in New York or any other internationally recognised stock exchange acceptable to the Lender.

11.12	Pari passu

The Guarantor shall procure that its liabilities under this Guarantee do and will rank at least pari passu with all its other present and future liabilities, except for liabilities which are mandatorily preferred by law.

11.13	Financial Covenants

The Guarantor shall ensure that at all times during the Security Period:

(a)	the aggregate of all Cash for the Group on a consolidated basis shall be equal to no less than $300,000 in respect of each Fleet Vessel;

(b)	maintain a Market Value Adjusted Net Worth equal to or higher than $15,000,000; and

(c)	the Leverage Ratio shall not exceed 75 per cent.

11.14	Principal place of business

The Guarantor will maintain its place of business, and keep its corporate documents and records, at the address stated in Clause 17; and the Guarantor will not establish, or do anything as a result of which it would be deemed to have, a place of business in the United Kingdom.

11.15	Ownership

The Guarantor shall remain the legal holder and beneficial owner of the entire issued and allotted share capital of each Borrower, free from any Security Interest, except that created in favour of the Lender.

11.16	Compliance Check

(a)	The Guarantor shall supply to the Lender, together with each set of financial statements delivered pursuant to (a) and (b) of Clause 11.3 of this Guarantee, a Compliance Certificate.

(b)

Each Compliance Certificate shall be duly signed by the chief financial officer of the Guarantor evidencing (inter alia) the Guarantor's compliance with the provisions of Clause 11.13 and providing confirmation that no Event of Default has occurred.

11.17	Compliance with laws

The Guarantor shall, and shall procure that each other Security Party will, comply in all respects with all laws and regulations to which it or such Security Party may be subject to.

11.18	"Know your customer" checks

If:

(a)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Guarantee;

(b)	any change in the status of the Guarantor after the date of this Agreement; or

(c)	a proposed assignment or transfer by the Lender of any of its rights and obligations under this Guarantee to a party that is not a Lender prior to such assignment or transfer,

obliges the Lender (or, in the case of paragraph (c), any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Guarantor shall promptly upon the request of the Lender supply, or procure the supply of, such documentation and other evidence as is requested by the Lender (for itself or, in the case of the event described in paragraph (c), on behalf of any prospective new Lender) in order for the Lender or, in the case of the event described in paragraph (c), any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in this Guarantee.

12	JUDGEMENTS AND CURRENCY INDEMNITY

12.1	Judgments relating to Loan Agreement and Finance Documents

This Guarantee shall cover any amount payable by the Borrowers under or in connection with any judgment relating to the Loan Agreement or any other Finance Document.

12.2	Currency indemnity

In addition, clause 20.4 (currency indemnity) of the Loan Agreement shall apply, with any necessary adaptations, in relation to this Guarantee.

13	SET-OFF

13.1	Application of credit balances

The Lender may, following the occurrence of an Event of Default which is continuing, without prior notice:

(a)

apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of the Lender in or towards satisfaction of any sum then due from the Guarantor to the Lender under this Guarantee or any other Finance Document; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Guarantor;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Lender concerned considers appropriate.

13.2	Existing rights unaffected

The Lender shall not be obliged to exercise any of its rights under Clause 13.1; and those rights shall be without prejudice and in addition to any right of set‑off, combination of accounts, charge, lien or other right or remedy to which a Lender is entitled (whether under the general law or any document).

14	SUPPLEMENTAL

14.1	Continuing guarantee

This Guarantee shall remain in force as a continuing security at all times during the Security Period and will extend to the ultimate balance of all the Secured Liabilities regardless of any intermediate payment or discharge in whole or in part.

14.2	Rights cumulative, non-exclusive

The Lender’s rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

14.3	No impairment of rights under Guarantee

If the Lender omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Lender under this Guarantee.

14.4	Severability of provisions

If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

14.5	Guarantee not affected by other security

This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which the Lender may now or later hold in connection with the Loan Agreement or any other Finance Document.

14.6	Guarantor bound by Loan Agreement

The Guarantor agrees with the Lender to procure the Borrowers’ compliance with all the provisions of the Loan Agreement which are applicable to the Security Parties.

14.7	Applicability of provisions of Guarantee to other Security Interests

Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 and 18 of this Guarantee shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 and 18.

14.8	Applicability of provisions of Guarantee to other rights

Clauses 3 and 18 of this Guarantee shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that such agreement does not include provisions similar to Clauses 3 and 18), being an agreement referring to this Guarantee.

14.9	Third party rights

A person who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.

15	ASSIGNMENT

15.1	Assignment by Lender

The Lender may assign its rights under and in connection with this Guarantee to the same extent as it may assign its rights under the Loan Agreement.

16	BAIL-IN

16.1	Contractual recognition of bail-in

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the parties to a Finance Document, each Party acknowledges and accepts that any liability of any party to a Finance Document under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(iv)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability; and

(b)         a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

17	NOTICES

17.1	Notices to Guarantor

Any notice or demand to the Guarantor under or in connection with this Guarantee shall be given by letter or fax at:

4, Messogiou & Evropis Street
151 24 Maroussi
Greece

Fax No.: +30 211 1804097

or to such other address which the Guarantor may notify to the Lender.

17.2	Application of certain provisions of Loan Agreement

Clause 27 of the Loan Agreement applies to any notice or demand under or in connection with this Guarantee.

17.3	Validity of demands

A demand under this Guarantee shall be valid notwithstanding that it is served:

(a)	on the date on which the amount to which it relates is payable by the Borrowers under the Loan Agreement;

(b)	at the same time as the service of a notice under clause 18.1 (events of default) of the Loan Agreement and a demand under this Guarantee may refer to all amounts payable under or in connection with the Loan Agreement without specifying a particular sum or aggregate sum.

17.4	Notices to Lender

Any notice to the Lender under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Lender under the Loan Agreement.

18	INVALIDITY OF LOAN AGREEMENT

18.1	Invalidity of Loan Agreement

In the event of:

(a)

the Loan Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)

without limiting the scope of paragraph (a), a bankruptcy of any Borrowers, the introduction of any law or any other matter resulting in the Borrowers being discharged from liability under the Loan Agreement, or the Loan Agreement ceasing to operate (for example, by interest ceasing to accrue), this Guarantee shall cover any amount which would have been or become payable under or in connection with the Loan Agreement if the Loan Agreement had been and remained entirely valid, legal and enforceable, or any of the Borrowers had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and the relevant Borrowers had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by the Borrowers under or in connection with the Loan Agreement shall include references to any amount which would have so been or become payable as aforesaid.

18.2	Invalidity of Finance Documents

Clause 17.1 also applies to each of the other Finance Documents to which a Borrower is a party.

19	GOVERNING LAW AND JURISDICTION

19.1	English law

This Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

19.2	Exclusive English jurisdiction

Subject to Clause 19.3, the courts of England shall have exclusive jurisdiction to settle any Dispute.

19.3	Choice of forum for the exclusive benefit of the Lender

Clause 19.2 is for the exclusive benefit of the Lender, which reserves the rights:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Guarantor shall not commence any proceedings in any country other than England in relation to a Dispute.

19.4	Process agent

The Guarantor irrevocably appoints Shoreside Agents Ltd, presently at the Timber Yard, Drysdale Street, London N1 6ND, England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

19.5	Lender’s rights unaffected

Nothing in this Clause 19 shall exclude or limit any right which the Lender may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

19.6	Meaning of "proceedings" and "Dispute"

In this Clause 19, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure and a "Dispute" means any dispute arising out of or in connection with this Guarantee (including a dispute relating to the existence, validity or termination of this Guarantee) or any non-contractual obligation arising out of or in connection with this Guarantee.

THIS GUARANTEE has been entered into on the date stated at the beginning of this Guarantee.

SCHEDULE

FORM OF COMPLIANCE CERTIFICATE

[●] 2021

Dear Sirs,

We refer to a loan agreement dated [●] 2021 (the "Loan Agreement") made between (amongst others) yourselves and ourselves in relation to a term loan facility of (originally) up to $22,000,000.

Words and expressions defined in the Loan Agreement shall have the same meaning when used in this compliance certificate.

The Borrowers and the Guarantor represent that no Event of Default has occurred as at the date of this certificate [except for the following matter or event] [set out all material details of matter or event]]. In addition as of [●], the Borrowers and the Guarantor each confirm compliance with the [list here any other financial covenants which are applicable to the relevant transaction], of the Loan Agreement for the [6-month] period ending on the date of this certificate.

We now certify that, as at [●]:

(a)	the ratio set out in Clause 14.1 of the Loan Agreement is at [●] per cent.;

(b)	the aggregate of all Cash is [●]. Such amount [does][not] equal less than $300,000 in respect of each Fleet Vessel;

(c)	the Market Value Adjusted Net Worth is $[●]; and

(d)	the Leverage Ratio is [●] per cent.

This certificate shall be governed by, and construed in accordance with, English law.

Chief Financial Officer	Attorney-in-fact
for and on behalf of	for and on behalf of
Eurodry Ltd.	Light Shipping Ltd

Attorney-in-fact
for and on behalf of
Good Heart Shipping Ltd

IN WITNESS WHEREOF this Guarantee has been duly executed as a Deed by each of the parties hereto the day and year first above written.

EXECUTION PAGE

GUARANTOR
SIGNED and DELIVERED	)
as a Deed by	)
)
being an attorney-in-fact	)	/s/ Stefania Karmiri
for and on behalf of	)
EURODRY LTD.	)
in the presence of:	)

LENDER
SIGNED and DELIVERED	)
as a Deed by	)
	)	/s/ Olga Vraka	Olga Vraka
for and on behalf of	)	/s/ Sarri Aikaterini	Sarri Aikaterini
NATIONAL BANK OF GREECE S.A.	)
in the presence of:	)